Exhibit 99.1

Skycorp Solar Group to Acquire Equity Interest in Nanjing Cesun Power Co., Ltd.

Ningbo, China, October 14, 2025 — Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced that it has entered into a definitive agreement (the “Agreement”) to acquire an equity interest of 24.0% in Nanjing Cesun Power Co., Ltd. (“Nanjing Cesun”), a leading company engaged in the development of new energy power plants and inverter technologies, from Skyline Tech Limited (the “Skyline”) for a total consideration of approximately US$8.7 million.

Under the terms of the Agreement, the Company will satisfy the purchase consideration through issuance of additional 12,000,000 Class B ordinary shares of the Company to Skyline. The newly issued shares will be subject to a lock-up period of five years. As of the date of this 6-K, Skyline holds 13,025,000 class B ordinary shares of the Company, representing 97.0% of the votes of the Company.

As a related party transaction, the transaction was approved by the Company’s board of directors and audit committee on October 12, 2025. The closing of the transaction is expected to occur on or before December 20, 2025, and is subject to customary closing conditions.

Mr. Weiqi Huang, the Chairman and Chief Executive Officer of the Company, commented, “The transaction marks a strategic extension of the Company’s investments into AI-driven energy technologies and green energy solutions, which we believe will create new drivers of sustainable growth for the Company and foster a sustainable future for our planet.”

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.skycorp.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)